

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

June 14, 2017

<u>Via E-Mail</u>
Mr. Huang Jiancong
Chief Executive Officer
ZK International Group Co., Ltd.
c/o Zhejiang Zhengkang Industrial Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

      **Re: ZK International Group Co., Ltd.
            Pre-effective Amendment 1 to Registration Statement on Form F-1
            Filed June 12, 2017
            File No. 333-218198**

Dear Mr. Huang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus' Outside Front Cover Page</u>

1. Refer to your response to comment 1 in our June 1, 2017. Revise the disclosure on the prospectus' outside front cover page to state that all funds will be returned promptly to investors within five business days if you do not sell at least 1,000,000 ordinary shares by September 30, 2017. We note the disclosure under "Underwriting" on page 85.

Board Committees, page 65

2. Refer to your response to comment 4 in our June 1, 2017 letter. Identify the chairs of the compensation and governance committees.

Governance Committee, page 66

3. Refer to your response to comment 5 in our June 1, 2017 letter. Based on your supplemental response, we believe you mean to refer to the Governance Committee's review of "red flags" or issues…" Please revise your disclosure as appropriate.

Director Compensation, page 67

4. Disclosure in this section continues to refer to a class of directors. Please revise, consistent with your response to comment 3.

　　　　You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

　　　　　　　　　　　　　　　Very truly yours,

　　　　　　　　　　　　　　　/s/ Pamela A. Long

　　　　　　　　　　　　　　　Pamela A. Long
　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　Office of Manufacturing and Construction

cc:　　Via E-mail
　　　　William S. Rosenstadt, Esq.
　　　　Mengyi "Jason" Ye, Esq.
　　　　Ortoli Rosenstadt LLP
　　　　501 Madison Avenue, 14th Floor
　　　　New York, NY 10022